Two Harbors
Investment Corp.
Investor Presentation
Capitol Acquisition
Corp.
September 2009
Filed by Two Harbors Investment Corp. pursuant to
Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp.
Commission File No. for the Related Registration Statement: 333-160199

Safe Harbor Statement
THIS PRESENTATION IS BEING PRESENTED BY CAPITOL ACQUISITION CORP. (“CAPITOL” OR “CLA”), PINE RIVER CAPITAL MANAGEMENT (“PINE RIVER”) AND TWO
HARBORS INVESTMENT CORP. (“TWO HARBORS”).
NEITHER CAPITOL, TWO HARBORS NOR ANY OF ITS RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR
COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PRESENTATION. THE SOLE PURPOSE OF THIS PRESENTATION IS TO ASSIST PERSONS IN DECIDING
WHETHER THEY WISH TO PROCEED WITH A FURTHER REVIEW OF THE PROPOSED TRANSACTION DISCUSSED HEREIN AND IS NOT INTENDED TO BE ALL-INCLUSIVE
OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING THE PROPOSED TRANSACTION DISCUSSED HEREIN.  IT IS NOT INTENDED
TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION.
CAPITOL HAS FILED A PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND TWO HARBORS HAS FILED A REGISTRATION
STATEMENT WITH THE SEC, IN EACH CASE THAT CONTAINS A PRELIMINARY PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE PROPOSED
TRANSACTION. STOCKHOLDERS AND WARRANT HOLDERS OF CAPITOL AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE PROXY
STATEMENT/PROSPECTUS IN CONNECTION WITH CAPITOL’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS BECAUSE THEY CONTAIN IMPORTANT
INFORMATION, INCLUDING A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CAPITOL OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS IN THE
SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO CAPITOL STOCKHOLDERS
AND WARRANT HOLDERS, AS THE CASE MAY BE, AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION. STOCKHOLDERS AND
WARRANT HOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST
TO: CAPITOL ACQUISITION CORP., 509 7TH STREET, N.W., WASHINGTON, D.C. 20004. FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, CAN ALSO BE OBTAINED,
WITHOUT CHARGE, AT THE SEC’S INTERNET SITE (HTTP://WWW.SEC.GOV).
CAPITOL, TWO HARBORS, TWO HARBORS’ EXTERNAL MANAGER AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS, AFFILIATES AND OTHER PERSONS MAY
BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS OF CAPITOL STOCKHOLDERS AND CAPITOL WARRANT HOLDERS
TO BE HELD TO APPROVE THE PROPOSED TRANSACTION. AS PART OF THE PROPOSED TRANSACTION, AN AFFILIATE OF CAPITOL’S FOUNDERS WILL BE PROVIDING
CERTAIN SERVICES TO TWO HARBORS’ EXTERNAL MANAGER PURSUANT TO WHICH SUCH ENTITY WILL BE PAID BY TWO HARBORS’ EXTERNAL MANAGER A
PERCENTAGE OF THE MANAGEMENT FEES TO BE PAID BY TWO HARBORS. ADDITIONALLY, THE UNDERWRITERS IN CAPITOL’S IPO CONSUMMATED IN NOVEMBER
2007 MAY ASSIST CAPITOL IN THESE SOLICITATION EFFORTS. THE UNDERWRITERS ARE ENTITLED TO RECEIVE DEFERRED UNDERWRITING COMPENSATION AND
THE RIGHT TO PARTICIPATE IN FUTURE SECURITIES OFFERINGS BY TWO HARBORS UPON COMPLETION OF THE PROPOSED TRANSACTION. IF THE MERGER IS NOT
CONSUMMATED, THE UNDERWRITERS WILL NOT RECEIVE ANY OF THEIR DEFERRED UNDERWRITING COMPENSATION. ADDITIONAL INFORMATION REGARDING
THE INTERESTS OF POTENTIAL PARTICIPANTS IS INCLUDED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS FILED BY CAPITOL AND TWO
HARBORS WITH THE SEC.
THIS PRESENTATION SHALL NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF
THE PROPOSED TRANSACTION.
THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF
SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER
THE SECURITIES LAWS OF ANY SUCH JURISDICTION.  NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE
REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Forward Looking Statements
THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995.  FORWARD-LOOKING STATEMENTS INVOLVE NUMEROUS RISKS AND UNCERTAINTIES.  TWO HARBORS’ ACTUAL RESULTS MAY
DIFFER FROM ITS EXPECTATIONS, ESTIMATES, AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD-LOOKING STATEMENTS AS
PREDICTIONS OF FUTURE EVENTS.  FORWARD-LOOKING STATEMENTS ARE NOT HISTORICAL IN NATURE AND CAN BE IDENTIFIED BY WORDS SUCH AS
“ANTICIPATE,” “ESTIMATE,” “WILL,” “SHOULD,” “EXPECT,” “BELIEVE,” “INTEND,” “SEEK,” “PLAN,” AND SIMILAR EXPRESSIONS OR THEIR NEGATIVE FORMS, OR BY
REFERENCES TO STRATEGY, PLANS, OR INTENTIONS.
STATEMENTS REGARDING THE FOLLOWING SUBJECTS, AMONG OTHERS, ARE FORWARD-LOOKING BY THEIR NATURE:  THE STATEMENTS (I) REGARDING THE
PROPOSED TERMS AND STRUCTURE OF THE PROPOSED TRANSACTION, THE TERMS OF TWO HARBORS’ SECURITIES UPON COMPLETION OF THE PROPOSED
TRANSACTION AND THE PROPOSED TERMS AND STRUCTURE OF TWO HARBORS’ MANAGEMENT AND ORGANIZATION UPON COMPLETION OF THE PROPOSED
TRANSACTION; (II) REGARDING THE ESTIMATED BOOK VALUE OF TWO HARBORS UPON CLOSING OF THE PROPOSED TRANSACTION; (III) REGARDING TWO HARBORS’
PROPOSED INVESTMENT STRATEGIES AND INVESTMENT GOALS, TARGETED INVESTMENTS AND THE OPPORTUNITIES FOR INVESTMENT; (IV) REGARDING CERTAIN
EXPECTED MARKET TRENDS, INCLUDING THE ROLE PRIVATE CAPITAL IS EXPECTED TO PLAY IN FINANCING THE RESIDENTIAL MORTGAGE MARKET, THAT THE
INCREASED SUPPORT AND INVOLVEMENT OF THE U.S. GOVERNMENT MAY OFFER POTENTIAL FOR ATTRACTIVE NON-RECOURSE FINANCING ALTERNATIVES
IMPROVING INVESTMENT RETURNS, THAT AGENCY RMBS ARE LIKELY TO REMAIN AT LOW PRICES TO LIBOR FOR SOME TIME, AND THE PROJECTED PREPAYMENT
SPEEDS OF CERTAIN ASSETS (INCLUDING THAT SOME PREPAYMENTS ARE LIKELY TO REMAIN SLOWER THAN PROJECTIONS); (V) THAT CERTAIN NON-AGENCY RMBS
ARE PRICED AT LEVELS THAT COMPENSATE FOR CREDIT RISK AND HAVE UPSIDE TO POTENTIAL GOVERNMENT PROGRAMS PROVIDING NON-RECOURSE TERM
FINANCING, AND CERTAIN AGENCY RMBS SPREADS ARE EXPECTED TO REMAIN WIDE; (VI) REGARDING TWO HARBORS’ EXPECTATION TO GENERATE AN
ATTRACTIVE ROE; (VII) REGARDING TWO HARBORS’ ABILITY TO QUICKLY DEPLOY ITS CAPITAL AND THE PRICES AT WHICH AND THE EXTENT TO WHICH TWO
HARBORS WILL INVEST ITS CAPITAL; (VIII) REGARDING TWO HARBORS’ FINANCING STRATEGY AND USE OF LEVERAGE, INCLUDING TWO HARBORS’ TARGET
LEVERAGE RATIO AND POTENTIAL USE OF GOVERNMENT PROGRAMS; (IX) REGARDING THE EXPECTED TERMS OF THE TALF PROGRAM; AND (X) RELATING TO THE
WARRANTS AS A POTENTIAL SOURCE OF CAPITAL GROWTH, INCLUDING THE BOOK VALUE OF TWO HARBORS POST WARRANT EXERCISE AND THE USE OF PROCEEDS
BY TWO HARBORS UPON EXERCISE OF THE WARRANTS.
THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES.  TWO HARBORS UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE ANY
FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.  IMPORTANT FACTORS, AMONG OTHERS, THAT
MAY AFFECT ACTUAL RESULTS INCLUDE:  UNCERTAINTIES AS TO THE TIMING OF THE PROPOSED TRANSACTION; APPROVAL OF THE PROPOSED TRANSACTION BY
CAC’S STOCKHOLDERS AND WARRANT HOLDERS; THE SATISFACTION OF CLOSING CONDITIONS TO THE PROPOSED TRANSACTION; COSTS RELATED TO THE
PROPOSED TRANSACTION; CHANGES IN ECONOMIC CONDITIONS GENERALLY, CHANGES IN TWO HARBORS’ INDUSTRY AND CHANGES IN THE COMMERCIAL
FINANCE AND THE REAL ESTATE MARKETS SPECIFICALLY; LEGISLATIVE AND REGULATORY CHANGES; AVAILABILITY OF DEBT AND EQUITY CAPITAL TO TWO
HARBORS ON FAVORABLE TERMS, OR AT ALL; AVAILABILITY OF SUITABLE INVESTMENT OPPORTUNITIES THAT SATISFY TWO HARBORS’ INVESTMENT OBJECTIVES
AND STRATEGIES; EXPECTATIONS REGARDING THE TIMING OF GENERATING REVENUES; THE DEGREE AND NATURE OF TWO HARBORS’ COMPETITION; TWO
HARBORS’ DEPENDENCE ON ITS MANAGER AND INABILITY TO FIND A SUITABLE REPLACEMENT IN A TIMELY MANNER, OR AT ALL, IF TWO HARBORS OR ITS
MANAGER WERE TO TERMINATE THE MANAGEMENT AGREEMENT; CHANGES IN THE RELATIONSHIPS AMONG, OR THE BUSINESS OR INVESTMENT OBJECTIVES AND
STRATEGIES OF, AND CONFLICTS OF INTEREST AMONG, TWO HARBORS AND PINE RIVER, INCLUDING THE MANAGER; LIMITATIONS IMPOSED ON TWO HARBORS’
BUSINESS BY ITS EXEMPTIONS UNDER THE 1940 ACT; CHANGES IN INTEREST RATES AND INTEREST RATE SPREADS; THE PERFORMANCE, FINANCIAL CONDITION AND
LIQUIDITY OF BORROWERS; INFLATION; CHANGES IN GAAP; CHANGES IN PERSONNEL AND LACK OF AVAILABILITY OF QUALIFIED PERSONNEL; MARKET TRENDS;
POLICIES AND RULES APPLICABLE TO REITS; AND OTHER FACTORS NOT PRESENTLY IDENTIFIED.

Proven Manager
with Strong Track
Record
Capitol Acquisition (NYSE Amex: CLA) to merge with a subsidiary of Two
Harbors Investment Corp., a newly created mortgage REIT to capitalize on severe dislocation in the residential mortgage backed securities (RMBS)
market.
At current CLA price, an investor creates a share in Two Harbors at 1.04x initial Book Value vs. 1.28x trading average for non-Agency public peers.
(1)
Externally managed by PRCM Advisers, an affiliate of Pine River, a global fixed-income focused asset manager.
Since February 2008 inception, Pine River’s RMBS strategy has returned
145.3% life to date net of fees and 76.3% annualized net of fees
(2)
with no
negative months.
Team and infrastructure in place to rapidly invest proceeds and manage future growth.
Attractive 1.5% management fee structure with no additional performance fees.
Opportunity
Transaction Highlights
(1) Assumes no shareholder conversions or other purchases by Capitol of public shares. The impact of this benefit is reduced in the case of maximum shareholder conversions and /or other purchases of public shares. Please see slide 25 entitled “Comparables: Non-Agency and Agency REITS” for more information.
(2) For more information with respect to the performance of Pine River’s RMBS strategy including key assumptions used in deriving such performance, please see slide 8 entitled “Pine River’s RMBS Strategy Historical Returns”.

With no legacy assets, Two Harbors is positioned to invest 100% of
Capitol’s trust fund proceeds into RMBS with potential for attractive risk adjusted returns and Return on Equity (ROE).
Cross-product approach targeting all sub-sets of the RMBS market enables
Two Harbors to best capture inefficiencies.
Potential to benefit from government programs such as Home Affordable
Modification Program (HAMP) and TALF II if expanded to RMBS.
Compelling
Targeted Returns
Transaction Highlights
(1) Term Asset-Backed Securities Loan Facility (TALF).
(2) As of September 17, 2009 closing price.
Capitol’s public shareholders to own 100% of Two Harbors post completion.
Expected market capitalization of $258 million based on 26.25 million common shares and current stock price of $9.84
(2)
(reduced by the
amounts converted by stockholders exercising their conversion rights and the amounts that may be used to enter into forward or other contracts to purchase shares of Capitol).
Warrants struck at $11.00 provide accretive growth capital.
Pro Forma
Ownership

Experienced, Cohesive Team:
Six partners together for average of 15 years.
–
Average 19 years hedge fund
experience.
57 employees, 20 investment professionals.
No senior management turnover.
Historically low attrition.
Overview of Pine River Capital Management
Founded June 2002 with offices in New York, London, Hong Kong, San Francisco and Minnesota.
Over $1.1 billion assets under management
(1)
.
– Experienced manager of non-Agency, Agency and other mortgage related assets.
– Pine River has never suspended or withheld cash from investors.
Established Infrastructure:
Strong corporate governance.
Registrations: SEC/NFA (U.S.), FSA (U.K.),
SFC (Hong Kong), SEBI (India) and TSEC
(Taiwan).
Proprietary technology.
Global footprint.
Minnetonka, MN • London
•
Hong Kong
•
San Francisco
•
New York
Global multi-strategy asset management firm providing comprehensive portfolio management, transparency and liquidity to institutional and high net worth investors.
(1) Estimate as of September 1, 2009.

The Two Harbors Team
Board consists of seven directors, majority independent, including:
–
Chairman, Brian Taylor, CEO and Founder, Pine River;
–
Vice-Chairman, Mark Ein, CEO and Founder, Capitol;
–
Tom Siering, Partner, Pine River, and CEO Two Harbors;
–
Steve Kasnet, Independent;
–
Bill Johnson, Independent;
–
Reid Sanders, Independent; and
–
Independent Director to be Nominated by Capitol.
Tom Siering, CEO.
Jeff Stolt, CFO.
Steve Kuhn, Co-Chief Investment Officer.
Bill Roth, Co-Chief Investment Officer.
Tim O’Brien, General Counsel.
Andrew Garcia, VP Business Development.
Management Team
Board of Directors

Pine River’s RMBS Strategy Historical Returns
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08
Net Monthly Return N/A 2.93% 1.26% 2.83% 4.10% 4.09% 2.49% 2.11% 9.56% 2.46% 3.26% 4.32%
Net Annual Return N/A 2.93% 4.23% 7.18% 11.57% 16.13% 19.02% 21.52% 33.15% 36.42% 40.87% 46.95%
Jan-09 Feb-09 Mar-09
Apr-09 May-09 Jun-09 Jul-09
Aug-09
(Estimate)
Sep-09 Oct-09 Nov-09 Dec-09
Net Monthly Return 8.50% 5.01% 4.48% 5.09% 6.40% 8.15% 10.71% 4.76%
Net Annual Return 8.50% 13.94% 19.04% 25.10% 33.12% 43.96% 59.38% 66.96%
Annualized Net Life to Date Return 3 Month Net Return
Annualized Standard Deviation 6 Month Net Return
Positive Months 12 Month Net Return
LTD Net Return
Nisswa Fixed Income Fund L.P. Estimated
September 1, 2009 Assets Under Management
145.34%
25.44%
46.54%
101.89%
76.27%
9.20%
19/19
$327.9 Million
Beginning in September 2008, the data reflects, on an unaudited basis, the actual performance of Nisswa Fixed Income Fund Ltd.
For the period from February 2008 through July 2008, Pine River’s RMBS strategy was conducted through the Nisswa Master Fund. During the month of August 2008, the strategy was conducted in both the Nisswa Master Fund and the
Nisswa Fixed Income Fund, however for purposes of investor reporting during the transition month of August 2008, returns from the strategy are attributed to the Nisswa Master Fund because until September 2008, the Nisswa Master
Fund owned 100% of the equity interests in the Nisswa Fixed Income Fund.  The performance information shown in the table above for the period February 2008 to August 2008 is derived from the strategy attribution contained in the monthly investor reports of the Nisswa Master Fund which separately reported on the results of the RMBS component of the Nisswa Master Fund. The performance information is determined by dividing the net income derived from the
RMBS component of the Nisswa Master Fund by the weighted amount of capital that was allocated to this strategy over the applicable monthly period.  In calculating the net income, the returns assume the payment of full incentive fees to the manager, even if such fees were not paid. The strategy performance information related to the Nisswa Master Fund is based on a number of important assumptions with respect to the allocation of incentive fees, management fees, and operating expenses. Specifically, Pine River allocated incentive fees among the Nisswa Master Fund’s various strategies based on the proportion of new profit generated by each strategy over the aggregate new profit generated by the
Nisswa Master Fund. The new profit is calculated by subtracting operating expenses, finance expenses and management fees from net trading gains. In addition, Pine River allocated management fees and operating expenses among the
Nisswa Master Fund’s various strategies based on the proportion of the margin requirements in each strategy over the Nisswa Master Fund’s total margin requirements. The performance information shown in the table above beginning in
September 2008 reflects the actual performance of the Nisswa Fixed Income Fund.
The investment strategy of each of the Nisswa Fixed Income Fund and the RMBS strategy component of the Nisswa Master Fund is different from the investment strategy that Two Harbors intends to employ in several important respects.
The Nisswa Fixed Income Fund (and before September 2008 the RMBS strategy component of the Nisswa Master Fund) traded actively in fixed-rate, adjustable and interest-only RMBS, including collateralized mortgage obligations and
“to-be-announced” forward contracts, and equity investments in REIT, and actively hedged its trading positions. By contrast, Two Harbors will initially seek to invest primarily in Agency and non-Agency RMBS with a buy-and-hold emphasis, and does not currently anticipate actively trading its assets. In addition, whereas the Nisswa Master Fund and the Nisswa Fixed Income Fund charge a 1.5% management fee as well as a 20% incentive fee, Two Harbors will only pay a 1.5% management fee. Two Harbors’ investment strategy may further differ from that of the Nisswa Fixed Income Fund, in that it may use greater leverage with regard to its investments in Agency RMBS. In addition, unlike the
Nisswa Fixed Income Fund, Two Harbors is constrained by limitations on its investment strategies that are necessary in order to qualify as a REIT which is exempt from registration under the Investment Company Act of 1940 (“1940
Act”). In this regard, Two Harbors may place a greater emphasis than the Nisswa Fixed Income Fund on owning whole pool Agency RMBS for purposes of maintaining its 1940 Act exemption. Accordingly, past performance is not indicative of future results. Two Harbors is not expected to experience returns, if any, comparable to those experienced by investors in the Nisswa Fixed Income Fund or the RMBS strategy component of the Nisswa Master Fund. Indeed,
Pine River’s RMBS strategy has achieved financial returns since its inception in February 2008 that are not likely to be sustained going forward by either the Nisswa Fixed Income Fund or Two Harbors.
Return on capital is calculated based on average monthly capital, not beginning of month capital. Assumes a 1.5% management fee and 20% incentive fee.

Two Harbors Investment Approach
Holistic approach across non-Agency and Agency RMBS.
Continuous top-down market assessment to identify most
attractive segments.
Detailed analyses to find the most mispriced securities.
Find and invest in smaller opportunities often ignored by larger funds.
Strong focus on risk management to preserve value and maximize returns.

Market Opportunity
Traditional providers of capital have left the market.
– Fannie Mae & Freddie Mac, historically the overseers of relative value and effectively the world’s two largest mortgage “hedge funds”, cannot participate in the current price discrepancies.
– The capital bases of traditional market participants such as proprietary trading desks and hedge funds have been reduced.
Continued forced selling by remaining participants has led to significant price declines.
Two Harbors will be positioned to capitalize upon severe dislocations in the $11.0 trillion
U.S. mortgage market. (1)
(1) FBR Miller.

0%
1%
2%
3%
4%
5%
6%
7%
Jan-04 Oct-04 Aug-05 Jun-06 Apr-07 Jan-08 Nov-08 Sep-09
FN30CC 1moLIB
Agency securities are trading at wide spreads to
LIBOR and are likely to remain wide for some
time.
Source: UBS Mortgage Strategy.
Non-Agency securities are trading at low
prices.
Significant opportunities in both non-Agency and Agency securities.
Source: Amherst Securities.
Note: All prices are indicative month-end levels for 2006 / 2007 vintages.
Historical Pricing on Senior Non-Agency Securities Agency Spreads
FN 30-yr Current Coupon vs. LIBOR
30
40
50
60
70
80
90
100
Jan-08 Apr-08 Aug-08 Dec-08 Apr-09 Aug-09
Prime - 30 Year Fixed Alt - A - 30 Year Fixed
Option Arm Super Senior
Market Opportunity

Hypothetical Portfolio
Total leverage: 1.8x
(5)
(6)
(5)
(7)
Hypothetical Portfolio
(1)
($ in millions)
Estimated shareholder equity: $251.1 (1)
Note: See following page for footnotes.
In the discussions leading up to the execution of the merger agreement, Two Harbors presented the following hypothetical portfolio information to the Board of Directors of Capitol for its consideration and review, except that the presentation that Capitol’s board of directors reviewed only presented the hypothetical portfolios assuming the maximum transaction size of the merger whereas the portfolios below have been revised to also show the hypothetical portfolios assuming the minimum transaction size of $100 million.  This hypothetical portfolio information has not been updated to include subsequent developments reflected elsewhere in this investor presentation. Such hypothetical portfolio information does not represent any actual assets held or borrowings made by Two Harbors.  Instead, the presentation illustrates the types and performance characteristics of a portfolio of assets that Two Harbors believes should be available for purchase in the market and illustrates the costs of borrowings that Two Harbors believes should be available upon completion of the merger.  There can be no assurance that a portfolio of the type presented will be available for purchase upon consummation of the merger at the prices assumed or that borrowings will be available on the assumed terms.  In addition, the returns from the portfolio are based on a number of assumptions detailed below.  Actual results will be impacted by the risks inherent in any mortgage-backed securities portfolio and will vary from the amounts shown in the presentation below.
% of Equity Equity Assets Interest Income Interest ExpenseReturn on Equity
Deal size: Deal size: Deal size: Deal size: Deal size:
Asset Type
Low Mid High Max Min Haircut
(2)
Max Min Yield
(3)(4)
Finance
Rate Max Min Max Min None Min
Agency hybrids 15% 20% 25% $50.2 $20.0 10% $502.1 $200.0 4% 1.0% $20.1 $8.0 ($4.5) ($1.8) 31.0% 31.0%
Non-Agency
super senior 35% 45% 55% 113.0 45.0 100% 113.0 45.0 16% – 18.1 7.2 – – 16.0% 16.0%
Non-Agency
mezzanine
10% 20% 30% 50.2 20.0 100% 50.2 20.0 30% – 15.1 6.0 – – 30.0% 30.0%
MBS derivatives 5% 15% 25% 37.7 15.0 100% 37.7 15.0 40% – 15.1 6.0 – – 40.0% 40.0%
100% $251.1 $100.0 $703.0 $280.0 $68.3 $27.2 ($4.5) ($1.8) 25.4% 25.4%

(1) In the case of the maximum transaction size, based on estimated stockholder equity of $251.1 million, which assumes no stockholder conversions or other purchases by Capitol of public shares.  In the case of the minimum transaction size of $100 million, based on estimated stockholder equity of $100 million, after stockholder conversions and/or such other purchases of public shares.
(2) Two Harbors intends to use repurchase agreements to finance the purchase of Agency RMBS. In a repurchase agreement transaction, the “haircut” refers to the difference between the market value of the securities being financed and the amount being advanced.  The 10% haircut shown above for Agency Hybrids was based on (i) the 5% haircuts obtained in connection with repurchase agreement transactions effected by the Nisswa Fixed
Income Fund involving Agency securities around the time this Presentation was prepared, as adjusted to take into account the risk of potential further degradation in credit markets, and (ii) the fact that, since inception, haircuts for the Nisswa Fixed Income Fund’s repurchase agreement transactions have predominantly been between 3% and 5% and have never exceeded 10%.  The 100% haircut shown for the other asset types indicates that no leverage is employed. Two Harbors currently has one master repurchase agreement in place and expects additional agreements will be executed prior to the mailing of the proxy statement/prospectus.
(3) The yields shown above for the respective asset types were based on market information obtained by members of the Pine River Fixed Income team around the time this Presentation was prepared in connection with their daily research and trading activities, including quote, bid and offering data obtained from broker-dealers utilized by the team and information related to the securities actually traded by the team.  In particular, for Non-Agency
Super Senior, Non-Agency Mezzanine and MBS Derivatives, the yield information was based on yields on securities traded by the Nisswa Fixed Income Fund around the time this Presentation was prepared (specifically, between April 1 and May 30, 2009, the fund made trades in five Non-Agency Super Senior bonds, 29 Non-Agency Mezzanine bonds and 41 MBS Derivatives). The yields presented were also consistent with the yields contained in quote, bid and offering data related to Non-Agency Super Senior bonds, Non-Agency Mezzanine bonds and MBS Derivatives and obtained from nine broker-dealers around the time this Presentation was prepared.  For Agency Hybrids, the Nisswa Fixed Income Fund did not make any trades in this asset type around the time this Presentation was prepared; accordingly, the yield information was based on a dealer quote sheet obtained from a broker-dealer around the time this Presentation was prepared.  As Agency Hybrids are relatively fungible securities, Two Harbors  believes the yields reflected in such quote sheet were reasonable and representative of such securities generally.  The yields shown in the table were not adjusted from the yield data obtained from such sources.
(4) The following assumptions relating to prepayment, defaults and losses were used for each asset type:  Agency Hybrids: 15 Constant Prepayment Rate (“CPR”); Non-Agency Super Senior: 1 CPR, 30 Constant Default Rate
(“CDR”), 70 Loss Severity; Non-Agency Mezzanine: 4 CPR, 15 CDR, 70 Loss Severity; MBS Derivatives: 25 CPR. CPR refers to the rate, expressed as a percentage of a mortgage pool’s outstanding principal, at which loans are expected to be prepaid in a given year.  CDR refers to the rate, expressed as a percentage of a mortgage pool’s outstanding principal, at which loans are expected to default in a given year.  Loss Severity refers to the total expected principal loss of a loan, expressed as a percentage of the loan balance at the time of liquidation, including foreclosure and liquidation costs.  The CPR assumption shown above for Agency Hybrids is, according to
J.P.Morgan’s April 2009 Agency Hybrid ARMs Primer, market convention for valuing Agency Hybrid pools and, accordingly, Two Harbors believes that the use of such market convention was reasonable.  The CPR, CDR and Loss Severity assumptions shown above for the other asset types were based on April 2009 historical mortgage loan performance data included in Bank of America/Merrill Lynch’s The Mortgage Credit Roundup, May 21,
2009, as adjusted to take into account then existing market conditions (as reflected in the prepayment, default and loss assumptions contained in the quote, bid and offering data described in footnote (3), and by the yields on securities traded by the Nisswa Fixed Income Fund described in footnote (3)) and the risk of potential further degradation in the residential mortgage market.  Two Harbors believes that using the data from this report, as adjusted as described above, was reasonable. In the case of CPR, in general, when RMBS is purchased at a discount to par, faster prepayments will improve its yield, when RMBS is purchase data premium, faster prepayments will reduce its yield and, when RMBS is purchased at par, its yield will be unaffected by prepayments. The yields for the securities within the listed asset classes assumed these securities were purchased at a discount to par. In the case of CDR and Loss Severity, in general, defaults and losses will reduce the yield of non-Agency RMBS.
(5) Assumes borrowings of nine times invested equity. This assumed debt to invested equity ratio was based on (i) the fact that repurchase agreement transactions effected by the Nisswa Fixed Income Fund involving Agency securities around the time the presentation was prepared had a debt to invested equity ratio of 19:1 or higher, and (ii) the fact that, since inception, the debt to invested equity ratios of the Nisswa Fixed Income Fund’s repurchase agreement transactions have predominantly been between 32:1 and 19:1 and have never been less than 9:1.
(6) Two Harbors expects that advances under most of the repurchase agreements it intends to utilize will bear interest at One Month LIBOR plus an applicable margin.  The finance rate and corresponding interest expense shown above were based on (i) One Month LIBOR of 31 basis points and (ii) the 45 basis point interest rate obtained in connection with repurchase agreement transactions effected by the Nisswa Fixed Income Fund involving Agency securities, in each case, around the time this Presentation was prepared, as adjusted to take into account the risk of potential further degradation in credit markets.
(7) Total leverage shows the ratio of debt to equity. The ratio shown above assumes debt of $451.9 million in the case of the maximum transaction size, and $180 million in the case of the minimum transaction size of $100 million.
Hypothetical Portfolio (cont’d)

Assumption Value of 1 CPR Trailing 6mo
Total CPR 5 6 17
CDR 5 5 4.6
Severity 50 50 30.9
Yield 24% 28% 77%
WFMBS 06-AR11 A7
Non-Agency Discount Example
Voluntary CPRs 5% 8% 10% 15% 25%
40% Severity 32% 43% 50% 68% 107%
50% Severity 24% 36% 44% 63% 104%
When purchasing deep discount securities, prepayment speeds can have a significant impact on returns.  Below is an example of a Wells
Fargo originated senior support bond available for purchase in July 2009 for just over $31. The bond is backed by Prime jumbo 7x1 adjustable rate mortgages with an average loan size of $603,000 and average FICO score of 742. The average coupon being paid by borrowers is 6.27%, leaving plenty of refinancing incentive for the almost 90% of borrowers who are current on their loan. Recent prepayment history of the underlying mortgages support this analysis. As illustrated below, loss severities also impact returns.
SUPER
SENIOR BONDS
WFMBS 2006-AR11 A7
5.24% - 14.94% slice
Sub Bonds
Illustrative Non-Agency Security Investment
Yields at Various Voluntary CPRs (2) and Loss Severities
1 CPR
4%
This bond does not represent an actual asset held by Two Harbors.  Instead, the presentation illustrates the analysis PRCM Advisors expects to perform in analyzing potential bonds for purchase by Two Harbors.  There can be no assurance that an asset of the type presented will be available for purchase upon consummation of the merger at the assumed price, or at all.
(1) Constant prepayment rate.
(2) Other assumptions: 5 CDR, Dollar price of $31.25.
(1)

Non-Agency Discount Example
Super Senior Bond backed by Option Arm
Collateral (CWALT 2006-OA17 2A1).
- First 27.8% of loss is absorbed by
junior bonds.
- Receives protection from the Senior
Support and Subordinate bonds
from credit losses.
- Pays a coupon of COFI (2) + 150bps,
where most Option Arms pay 1mo
Libor + a smaller margin.
SUPER
SENIOR BONDS
27.8%-100%
Illustrative non-Agency Security Investment
SUPPORT
BONDS
Voluntary CPR (1) of 1, which implies only
1% of the people in the trust (annually)
will be able to refinance.
A constant default rate of 35, which means
35% of the trust per year will be defaulted.
Loss severity of 70%, which assumes all
loans liquidated out of the trust will trade
for 30 cents on the dollar.
Purchase price: $34.00.
Yield: 18.5 percent.
Security Assumptions
Risk / Reward Profile of this Bond
Dollar Price 50% 55% 60% 65% 70% 75%
$34 44.0% 37.0% 31.0% 25.0% 18.0% 12.0%
Implied liquidation % of the entire pool: over 95 percent.
Implied total % loss on the collateral: 66.7 percent.
This bond does not represent an actual asset held by Two Harbors.  Instead, the presentation illustrates the analysis PRCM Advisors expects to perform in analyzing potential bonds for purchase by Two Harbors.  There can be no assurance that an asset of the type presented will be available for purchase upon consummation of the merger at the assumed price, or at all.
Yields at Various Loss Severity Assumptions
(2)
        (1) Constant prepayment rate.
(2)
Other assumptions: 1% voluntary CPR, 35 CDR, Cost of Funds Index (“COFI”) flat at 1.38%.

CPR
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
225
250

CPR
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
225
250

TWO HARBORS

CAPITOL ACQUISITION

0
10
20
30
40
50
60
70
Incentive to Prepay in bps (July 2009)
LLB Generic
0
10
20
30
40
50
60
70
Incentive to Prepay in bps
2003 2009 July
Source: Merrill Lynch Fixed Income Strategy and J.P. Morgan Securities Inc.
Capacity constraints of mortgage originators.
Significant declines in homeowners equity reduces
borrower’s ability to access funding.
Low Loan Balance (LLB) – Fixed costs reduce
borrower’s incentive; busy brokers avoid low-fee
business.
Fixed costs represent higher barriers to smaller
borrowers.
Prepayment speeds remain slower than 2003
despite government intervention.
Some prepayments likely to remain slower than
projections.
Prepayment Cycle Creates Pricing Opportunities
Fannie 30-yr. Prepayment Curves Fannie 30-yr Prepayment Curves by Loan Attributes

Agency Inverse IO Example
Agency Inverse IO bonds are an inherently levered way to take advantage of slow prepayment speeds on specific types of collateral pools, such as LLBs.
Yields at Various Prepayment Speeds
Agency Inverse IO Bond Example
Loan Size Data (FNR 2006-21 XS) (as of July 2009)
Constant Prepayment
Rates (CPRs)
Average Original
Original Current Minimum Maximum
$68,600 $63,300 $13,000 $85,000
5 CPR 10 CPR 15 CPR 25 CPR 35 CPR 45 CPR
Price  11-16 60.1% 53.4% 46.6% 32.3% 17.0% 0.4%
1 month
Aug-09 12.2
Jul-09 19.0
Jun-09 7.9
May-09 10.9
Apr-09 18.0
Mar-09 18.3
Feb-09 12.2
Jan-09 7.9
Dec-08 7.1
Nov-08 8.4
Oct-08 7.3
Sep-08 6.3

Diana Denhardt – Repo Funding Analyst.
– 20 years financing experience at EBF &
Associates and Cargill
6 member software development team
Supported by 37 operational and administrative
professionals, including:
– 11 member accounting team;
– 3 member legal team;
– 7 member operations and settlement team; and
– 6 member software development team.
Pine River Offers Extensive MBS Expertise
Two Harbors’ Co-Chief Investment Officers
Steve Kuhn – Partner and Head of Fixed Income Trading.
– Goldman Sachs Portfolio Manager from 2002 to 2007.
– 17 years investing in and trading mortgage backed securities and other fixed income securities for firms including Goldman Sachs Asset Management, Citadel and Cargill.
Bill Roth – Portfolio Manager.
– Citi and Salomon Brothers 1981 – 2009; Managing Director since 1997.
– Managing Director in the bank’s proprietary trading group managing MBS and ABS portfolios.
Pine River’s RMBS strategy has returned 145.3% life to date net of fees and 76.3%
annualized net of fees since inception, February 2008. (1)
(1) For more information with respect to the performance of Pine River’s RMBS strategy including key assumptions used in deriving such performance, please see slide 8 entitled “Pine River’s RMBS Strategy Historical Returns”.
Jiayi Chen – Trader.
– Formerly Goldman Sachs Asset
Management, risk management.
Brendan McAllister – Trader.
– Formerly UBS Securities, member of top
mortgage sales team.
Aaron Zimmerman – Trader.
– Formerly Citi, member of proprietary trading
group.

Two Harbors Investment Team Goals
Create highest return on equity in the mortgage REIT sector.
Capture significant capital appreciation resulting from government policies, including if TALF is expanded to cover RMBS.
Maintain investment flexibility across entire RMBS sector to best take advantage of opportunities as the mortgage market evolves.

Note: Balance sheet as of June 30, 2009, balances and estimates subject to change.
(1) As of September 17, 2009.
(2) Assumes 100% of sponsors’ promote shares retired, existing 33.2 million warrants amended to an out-of-the-money strike price of $11.00 and no shareholder conversions or other purchases by Capitol of public shares.
Opportunity for Investors
$1.9
$0.4
Cash and Cash Equivalents
Add: Other Assets and Prepaid Income Taxes
$9.42
Initial Book Value Per Share
(2)
Valuation Summary
($ in millions, except per share amounts)
October 2009
$247.3 Initial Book Value
1.04x
Assumed Price/Initial Book Value
$14.0 Less: Estimated Transaction & Other Expenses
26.25 Fully Diluted Shares (treasury method)
$258.3
Fully Diluted Equity Value
$259.1
Add: Cash Held in Trust
$9.84 Assumed Price Per Share
Capitol’s common stockholders expected to create Two Harbors at or near Book Value.
Estimated Value at Closing
(1)

Note: Agency REIT Mean comprised of American Capital Agency, Annaly Mortgage, Anworth Mortgage, Capstead Mortgage, Cypress Sharpridge Investments, Hatteras Financial and MFA Mortgage.
Non-Agency REIT Mean comprised of Chimera Investment Corp., Invesco Mortgage, PennyMac Mortgage Investment Trust and Redwood Trust.  Prices as of  September 17, 2009.
(1) Target Leverage defined here as Total Liabilities divided by Total Equity.
(2) Current  leverage of 1.0x pro forma for recent equity offerings. Unadjusted for the equity offerings, target  leverage would be 2.9x.
(3)
Current  leverage of  5.3x pro forma for recent equity offering. Unadjusted for the equity offering, target  leverage would be 9.6x.
Opportunity for Investors
104%
110%
133%
122%
164%
105%
50.0%
70.0%
90.0%
110.0%
130.0%
150.0%
170.0%
Agency
REIT Mean
Chimera Redwood PennyMac Invesco Two
Harbors
Non-Agency REIT's Non-Agency REIT Mean
Non-Agency
Mean: 128%
1.1x
NA
5.3x
5.6x
1.0x
1.0x
2.0x
–
1.0x
2.0x
3.0x
4.0x
5.0x
6.0x
7.0x
Agency
REIT Mean
Chimera Redwood PennyMac Invesco Two
Harbors
Non-Agency REIT's Non-Agency REIT Mean
Non-Agency
Mean: 2.5x
2.9x
Efficient structure creates Two Harbors at a lower Price to Book Value, using less leverage than other publicly traded residential mortgage REITs.
Target Leverage
(1)
Price to Book Value
(2)
(3)

0.5x
0.6x
0.7x
0.8x
0.9x
1.0x
1.1x
1.2x
1.3x
1.4x
1.5x
$9.50 $9.75 $9.84 $10.00 $10.50 $11.00 $11.50 $12.00 $12.50 $13.00 $13.50 $14.00 $14.50
Common Price
Two Harbors Price to BV Non-Agency REIT Mean Price to BV
Price to Book Value
Transaction expected to create Two Harbors closer to Book Value than would be possible in a traditional IPO or through secondary market purchases.
Opportunity for Investors
Non-Agency
Mean: 1.28x
Note: Assumes 100% of sponsors’ promote shares retired, existing 33.2 million warrants amended to an out-of-the-money strike price of $11.00 and no shareholder conversions or other purchases by
Capitol of public shares. The impact of this benefit is reduced in the case of maximum shareholder conversions and /or other purchases of public shares.

Structure Creates
Attractive Return
Profile
Severe dislocation has led to capital outflows and potential investment opportunities throughout the sector.
Government programs to inject liquidity into market provides additional upside.
Deep, broad experience and disciplined investment approach.
Generated 145.3% life to date net of fees and 76.3% annualized net of fees (1) and no negative return months since Pine River launched its RMBS strategy in February 2008.
CLA’s public stockholders expected to create Two Harbors at
1.04x initial Book Value vs. 1.28x average for non-Agency public peers (2) .
High targeted return on equity with moderate leverage.
Market
Opportunity
Investment Team
Investment Summary
Building Next
Great Mortgage
REIT
Highly experienced team of mortgage specialists brought
together to create next great mortgage REIT franchise.
(1) For more information with respect to the performance of Pine River’s RMBS strategy including key assumptions used in deriving such performance, please see slide 8 entitled “Pine River’s RMBS Strategy Historical Returns”.
(2) Assumes no shareholder conversions or other purchases by Capitol of public shares. The impact of this benefit is reduced in the case of maximum shareholder conversions and /or other purchases of public shares. Please see slide 25 entitled “Comparables: Non-Agency and Agency REITS” for more information.

Appendix

Comparables: Non-Agency and Agency REITs
Source: SNL Financial, FactSet and company filings.
Note: REIT Means calculated using the average of the non-Agency peer group mean and the Agency peer group mean.  Prices as of September 17, 2009.
(1) Based on IBES consensus estimates, where available.
(2) Most recent announced quarterly dividend annualized, divided by current share price.
(3) Debt / Equity Leverage defined here as Total Liabilities divided by Total Equity.
(4) Expense ratio is all non-interest expense less non-recurring expenses and any provisions for loan losses for the most recent quarter.
(5) Pro forma for $851m equity offering (including private placement) on 4/15/2009 and for $622m follow-on on 05/26/09.
(6) Pro forma for $238m equity offering on 05/26/09.
(7) Market cap includes private placement (.735m shares offered at IPO price of $20.00).
(8) Market cap includes Invesco Ltd private placement (1.5m shares offered at IPO price of $20.00). Book value net of gross spread paid by IVR of 1.5% of public offering and other IPO expenses of $1.9m. Excludes over-allotment.
(9) Pro forma for $387m equity on 7/29/09.
($ in millions, except per share data)
Price Market Price / Div. Yield: Debt / % Expense
Company Ticker 09/17/09 Cap
2010E EPS
(1)
Book
Most Recent
(2)
Equity
(3)
Agency
Ratio
(4)
Non-Agency REITs
Chimera Investment Corp.
(5)
CIM $3.85 $2,581 7.3x 1.33x 8.3% 1.0x 35% 1.6%
Redwood Trust
(6)
RWT 16.92 1,311 9.2 1.64 5.9 5.3 0 5.4
PennyMac Mortgage Investment Trust
(7)
PMT 19.85 332 NA 1.05 NA NA NA NA
Invesco Mortgage Capital Inc.
(8)
IVR 21.58 216 6.7 1.10 NA 1.1 NA NA
Mean 7.7x 1.28x 7.1% 2.5x 3.5%
Agency REITs
Annaly Mortgage NLY $18.47 $10,054 6.8x 1.18x 13.0% 5.9x 1.4%
MFA Mortgage
(9)
MFA 8.02 2,245 6.4 1.15 12.5 3.9 1.1
Hatteras Financial HTS 32.58 1,179 6.8 1.36 13.5 6.4 1.4
Capstead Mortgage CMO 14.64 935 6.0 1.28 15.3 6.6 2.7
Anworth Mortgage ANH 7.94 827 6.3 1.09 16.1 5.1 2.1
American Capital Agency AGNC 28.36 426 5.8 1.37 21.2 5.3 3.2
Cypress Sharpridge Investments CYS 13.95 253 5.5 1.10 17.2 5.9 2.5
Mean 6.2x 1.22x 15.5% 5.6x 2.1%
Overall Mean 7.0x 1.25x 11.3% 4.0x 2.8

1.29x
1.04x
0.03x
(0.14x)
(0.13x)
(0.01x)
0.9x
1.0x
1.1x
1.2x
1.3x
1.4x
1.5x
Initial Adjust warrants Retire sponsor shares Adjust deferred IPO fees Transaction expenses Final
We de-SPAC the SPAC
By re-striking warrants at $11.00, retiring the sponsor shares, and restructuring the deferred fees, we de-SPAC the SPAC.
Current CLA Share Price
(1)
Multiple of Book Value
Non-Agency
Mean: 1.28x
(1) As of September 17, 2009 closing price.
(2) Assumes no shareholder conversions or other purchases by Capitol of public shares. The impact of this benefit is reduced in the case of maximum shareholder conversions and /or other purchases of public shares.
(2)

Restructured Warrants Source of Growth Capital
Consent requires majority of warrant
holders.
Any cash warrant exercises will be at a
premium to the initial liquidation value.
Proceeds expected to be redeployed in
accretive investments.
Note: Assumes re-strike of 33.249 million warrants at $11.00, no shareholder conversions or other purchases by Capitol of public shares and exercise of all warrants for cash.  However, 7,000,000 warrants each relating to one share of stock of Two Harbors, which will be held by CLA’s sponsors following the consummation of the merger, are exercisable on a cashless basis. If these warrants are exercised, the Book Value per Share would be less than $10.30 due to dilution and the greater the price of Two Harbors’ stock price at the time of exercise of these warrants, the greater the dilutive impact.
Warrant Exercise
($ in millions, except per share data)
Warrant strike price to be amended to $11.00.
Pre Post
Book Value
$247.3 $613.1
Basic Shares Outstanding (mm) 26.25 59.50
Book Value per Share
$9.42 $10.30
% Increase
9.4%

Capitol Shareholder Options
Holders of record of CLA stock have the option of receiving a share of Two Harbors or a pro rata distribution of the cash held in CLA’s trust (currently $9.87).
Capitol Acquisition
Shareholder
The acquisition is
approved
If unable to complete a transaction
by 11/8/2009, shareholder receives
pro rata share of cash-in-trust
(currently $9.87).
The acquisition is
rejected and CLA
liquidates in 11/09
Shareholder receives pro rata share
of cash-in-trust (currently $9.87).
CLA shareholder
votes “no”
Shareholder holds share of
Two Harbors.
CLA shareholder
votes “yes”

Experienced Team
Brian Taylor, Chairman. Brian founded Pine River in 2002 and is responsible for management of the business and oversight of the funds. Prior to
Pine River’s inception, Brian was with EBF & Associates from 1988 to 2002; he was named head of the convertible arbitrage group in 1994 and Partner in 1997. His responsibilities included portfolio management, marketing, product development, and trading information systems development. He holds a
B.S. from Millikin University in Decatur, Illinois and an M.B.A. from the University of Chicago and passed the Illinois CPA exam.
Mark D. Ein, Vice-Chairman. Mark has served as CEO of Capitol Acquisition Corp. since its inception in November 2007. Mark is the Founder and
CEO of Venturehouse Group, LLC, a technology holding company that creates, invests in and builds technology, communications and related business services companies. Notable portfolio companies include Matrics Technologies, sold to Symbol Technologies in 2004; Cibernet Corporation, sold to
MACH S.a.r.l in 2007; and an early investment in XM Satellite Radio.  He is also the President of Leland Investments, a private investment firm. Mark is also Co-Chairman and majority owner of Kastle Systems, a leading provider of building and office security systems. Mark is also the Founder and Owner of the Washington Kastles, the World Team Tennis franchise in Washington, D.C. From 1992 to 1999, Mark was a Principal with The Carlyle Group.
Prior to Carlyle, Mark worked at Brentwood Associates and Goldman, Sachs (in the commercial MBS group). Mark holds a B.S. from the University of
Pennsylvania’s Wharton School of Finance and an M.B.A. from the Harvard Business School.
Thomas Siering, Chief Executive & Director. Prior to joining Pine River in 2006, Tom was head of the Value Investment Group at EBF &
Associates in Minnetonka, MN from 1999 until 2006.  He was the portfolio manager for Merced Partners, LP and Tamarack International Limited during that period.  Tom was named a partner of EBF in 1997. He supervised a staff of thirteen people located both in Minnesota and London. This staff was comprised of traders, analysts and support personnel.  Tom joined EBF in 1989 as a Trader. Prior to his employment at EBF, from 1987 to 1989, Tom held various trading positions in the Financial Markets Department at Cargill, Inc. From 1981 until 1987 Tom was employed in the Domestic Soybean
Processing Division at Cargill in both trading and managerial roles. Tom holds a B.B.A. from the University of Iowa with a major in Finance.
Steve Kuhn, Co-Chief Investment Officer. Prior to joining Pine River in 2008, Steve was a Vice President and Portfolio Manager at Goldman Sachs
based in New York and Beijing from 2002 to 2007, where he was part of a team that managed approximately $40 billion in mortgage backed securities.
From 1999 to 2002, Steve was a Japanese convertible bond trader at Citadel Investment Group in Chicago. Prior to that, he was head of mortgage backed securities trading at Cargill. He has 17 years mortgage-related trading experience. Steve holds a B.A. in Economics with Honors from Harvard.
Bill Roth, Co-Chief Investment Officer. Bill has 28 years of experience in the Fixed Income Markets, with specific expertise in mortgage-backed and asset-backed securities. Prior to joining Pine River in 2009, Bill was Managing Director at Citigroup and its predecessor firm, Salomon Brothers Inc.
From 2004 to 2009, Bill managed a proprietary trading book at Citigroup with particular focus on mortgage and asset-backed securities. From 1994 to
2004, Bill was part of the Salomon/Citi New York Mortgage Sales Department. From 1981 to 1994, Bill was based in Chicago and managed the Chicago
Financial Institutions Sales Group for Salomon. He was awarded the Masters in Business Administration with a concentration in Finance from the
University of Chicago Graduate School of Business. Bill holds a B.S. in Finance and Economics from Miami University.

Experienced Team
Jeff Stolt, Chief Financial Officer. Prior to co-founding Pine River in 2002, Jeff was the Controller at EBF & Associates from 1997 to 2002. In this role, Jeff oversaw the preparation of all fund accounting statements, managed the offshore administrator relationship, managed the audit process and was responsible for tax planning and reporting. Jeff began employment with EBF in 1989. Prior to that, Jeff was an accountant in Cargill, Inc.’s Financial Markets Department from 1986 until 1989. Jeff holds a B.S. in Accounting and Finance from the Minnesota State University.
Tim O’Brien, General Counsel. Prior to joining Pine River in 2007, Tim served as Vice President and General Counsel of NRG Energy, Inc. from 2004 until 2006.
He served as Deputy General Counsel of NRG Energy from 2000 to 2004 and Assistant General Counsel from 1996 to 2000. Prior to joining NRG, Tim was an associate at Sheppard, Mullin, Richter & Hampton in Los Angeles and San Diego, California. He holds a B.A. in History from Princeton University and a Juris Doctor degree from the University of Minnesota Law School. Tim attended an eight-week Advanced Management Program at Harvard Business School in the spring of 2007.
Andrew Garcia, VP Business Development. Prior to joining in 2008, Andrew was the Event Driven and Business Combination Companies (SPAC) specialist in the
Capital Markets division at Maxim Group in New York. Before joining Maxim Group, he was the head trader at Laterman & Company. From 2001 to 2005, he covered institutional event-driven and risk arbitrage investors as a sales trader, equity sales person, and middle markets sales person at Cathay Financial, Oppenheimer & Co., and
CIBC Oppenheimer Corp. Andrew holds a B.A. from Kenyon College.
Brad Farrell, Controller. Prior to joining Pine River in September 2009, Brad was Vice President, Director, External Reporting for GMAC ResCap, responsible for external reporting initiatives within the corporate function of GMAC ResCap from 2007 to 2009. From 2002 to 2007 he held various positions in finance and accounting with XL Capital and its affiliates.  From 1997 to 2002 he was employed with KPMG.  Brad is a Certified Public Accountant, and graduated with a B.S.B.A.
from Drake University in 1997.
Stephen G. Kasnet, Independent Director and Audit Committee Chair. Stephen is a Director and Chairman of the Board of Columbia Laboratories, Inc.
(NASDAQ: CBRX).  He has been President and Chief Executive Officer of Raymond Property Company LLC since 2007.  From 2000 to 2006 he was President and
Chief Executive Officer of Harbor Global Company, Ltd., an asset management, natural resources and real estate investment company, and Chairman of PioGlobal
Asset Management.  Mr. Kasnet also served as a past director and member of the Executive Committee of The Bradley Real Estate Trust and served as Chairman of
Warren Bank.  He has held senior management positions with Pioneer Group, Inc.; First Winthrop Corporation and Winthrop Financial Associates; and Cabot and
Forbes. He serves as Chairman of the Board of Rubicon Ltd. (forestry) and is a director of Tenon Ltd. (wood products). He is also a trustee and vice president of the board of The Governor’s Academy, Byfield, MA. Mr. Kasnet received a Bachelor of Arts from the University of Pennsylvania in 1966.
William W. Johnson, Independent Director. William was a Managing Director of J.P. Morgan from 2006 to 2009, where he held senior roles including Divisional
Management and Risk Committee Member, Head of Proprietary Positioning Business, and Head of Tax-Exempt Capital Markets. From 2004 to 2005, he was a private investor. William was the President of Paloma Partners, a private capital management company in Greenwich, Connecticut from 2001 to 2003. Prior to working at
Paloma, he worked for UBS and its predecessors in Chicago, Singapore, London and Basel from 1984 to 2001. He began his career in currency options trading, and served in several senior management functions at UBS including Divisional Management and Risk Committee Member and Global Head of Treasury Products. William
received a Bachelor of Science degree from the University of Pennsylvania Wharton School in 1984, and a Masters in Business Administration from the University of
Chicago in 1988.

Experienced Team
Reid Sanders, Independent Director. Reid was the Co-Founder and former Executive Vice President of Southeastern Asset Management, and the
former President of Longleaf Partners Mutual Funds from 1975-2000. He is currently the President of Sanders Properties, a Director of Independent
Bank, and serves on the Investment Committee of Cypress Reality and on the Advisory Board of SSM Venture Partners. Prior to founding
Sourtheastern Asset Management, Mr. Sanders held roles as an Investment Officer at First Tennessee Investment Management from 1973-1975, and as a
Credit Analyst in Commercial Lending at Union Planters National Bank from 1971-1972. Previous directorships include serving as Chairman of Two
Rivers Capital Management, and as a director of Harbor Global Company Ltd., PioGlobal Asset Management, The Pioneer Group and TBA
Entertainment Corporation. Mr. Sanders is a Trustee of the Hugo Dixon Foundation, the Dixon Gallery and Gardens, the Hutchison School, Campbell
Clinic Foundation, The Jefferson Scholars Foundation, TN Shakespeare Company, and a former Trustee of Rhodes College. He received a Bachelors of Economics from the University of Virginia in 1971.

Contact Details
Mark Ein
Chairman and CEO
Capitol Acquisition Corp.
202 654 7001
mark@capitolacquisition.com
For further information, please contact:
Andrew Garcia
VP of Business Development
Two Harbors Investment Corp.
612 238 3307
andrew.garcia@twoharborsinvestment.com